SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

StoneMor Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86184W106
(CUSIP Number)

Axar Capital Management, LP

915 Broadway, Suite 502

New York, NY 10010

(212) 356-6130

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON IA

*The percentages used in this Schedule 13D/A are calculated based upon 118,497,872 shares of Common Stock reported to be outstanding as of May 11, 2022 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 13, 2022.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON OO, HC

*The percentages used in this Schedule 13D/A are calculated based upon 118,497,872 shares of Common Stock reported to be outstanding as of May 11, 2022 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 13, 2022.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 88,633,045
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 88,633,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 88,633,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.90%*
14	TYPE OF REPORTING PERSON IN, HC

*The percentages used in this Schedule 13D/A are calculated based upon 118,497,872 shares of Common Stock reported to be outstanding as of May 11, 2022 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 13, 2022.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 19 ("Amendment No. 19") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on May 1, 2019 ("Amendment No. 5"), Amendment No. 6 filed with the SEC on June 28, 2019 ("Amendment No. 6"), Amendment No. 7 filed with the SEC on October 29, 2019 ("Amendment No. 7"), Amendment No. 8 filed with the SEC on October 31, 2019 ("Amendment No. 8"), Amendment No. 9 filed with the SEC on January 2, 2020 ("Amendment No. 9"), Amendment No. 10 filed with the SEC on April 3, 2020 ("Amendment No. 10"), Amendment No. 11 filed with the SEC on May 27, 2020 ("Amendment No. 11"), Amendment No. 12 filed with the SEC on June 23, 2020 ("Amendment No. 12"), Amendment No. 13 filed with the SEC on September 8, 2020 ("Amendment No. 13"), Amendment No. 14 filed with the SEC on November 23, 2020 ("Amendment No. 14") and Amendment No. 15 filed with the SEC on February 2, 2021 ("Amendment No. 15"), Amendment No. 16 filed with the SEC on April 15, 2021 ("Amendment No. 16"), Amendment No. 17 filed with the SEC on September 24, 2021 ("Amendment No. 17") and Amendment No. 18 filed with the SEC on April 21, 2022 ("Amendment No. 18" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and this Amendment No. 19, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of StoneMor Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D. This Amendment No. 19 amends Items 4, 5(a)-(c), 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 24, 2022, the Issuer, Axar Cemetery Parent Corp., a Delaware corporation ("Parent") and Axar Cemetery Merger Corp., a wholly owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, pursuant to its terms and subject to the conditions set forth therein, that Merger Sub will be merged with and into the Issuer, with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. If the Merger is consummated, the Common Stock will no longer be traded on the NYSE and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by Parent.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 6 of 8 Pages

The financing for the transactions contemplated by the Merger Agreement will be obtained pursuant to an equity commitment letter, dated as of May 24, 2022 (the "Equity Commitment Letter") delivered by Parent and certain affiliates of the Investment Manager to the Issuer, as well as from up to $10,000,000 in cash on hand of the Issuer. Under the terms of and subject to the Equity Commitment Letter, the Investment Manager will cause its affiliated funds to provide equity financing of up to $98,000,000, on or prior to the Closing and solely for the purpose of providing a portion of the financing for the transactions.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined below), shall be converted into the right to receive $3.50 in cash per share without interest (the “Merger Consideration”). All shares that are converted into the right to receive the Merger Consideration shall no longer be outstanding and shall be automatically cancelled and cease to exist as of the Effective Time. “Excluded Shares” means, collectively, (a) shares of Common Stock held by any of the Investment Manager, Parent, Merger Sub, any Axar Vehicle (as defined in the Merger Agreement) or any other direct or indirect subsidiary of the Investment Manager, Parent, Merger Sub or any Axar Vehicle (other than the Issuer and its indirect or indirect subsidiaries) (“Axar Shares”) and (b) shares of Common Stock held by the Issuer. Each of the Excluded Shares that are held by the Issuer will be cancelled and cease to exist at the Effective Time, without any conversion thereof and no payment or distribution shall be made with respect thereto. All Excluded Shares that are Axar Shares and that are issued and outstanding immediately prior the Effective time shall be converted into one validly issued, fully paid and non-assessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation. “Dissenting Shares” means all shares of Common Stock that are issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) and held by holders who shall neither have voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected, and not effectively withdrawn or lost, their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval and adoption of the Merger by the affirmative vote of (i) the holders of at least a majority of the issued and outstanding shares of Common Stock and (ii) the holders of at least a majority of the issued and outstanding shares of Common Stock other than the Excluded Shares. The Merger Agreement may be terminated by the Issuer or the Investment Manager under certain circumstances.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 7 of 8 Pages

The foregoing descriptions of the Merger Agreement and Equity Commitment Letter in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full texts of the Merger Agreement and Equity Commitment Letter, respectively, which are attached as Exhibit 27 and Exhibit 28, respectively, to this Schedule 13D and incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D are hereby amended and supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 27:	Merger Agreement (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on May 25, 2022).

Exhibit 28:	Equity Commitment Letter.

CUSIP No. 86184W106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD